Exhibit 99.1



Mesa Air Group Announces Entry Into an Exchange Agreement With a Holder of Its Senior Convertible Notes Due 2024

PHOENIX, Aug. 20 /PRNewswire-FirstCall/ -- MESA AIR GROUP, INC. (Nasdaq: MESA) announced today that is has entered into an agreement with a major holder of its Senior Convertible Notes due 2024 (the "2024 Notes") to exchange $14.3 million in aggregate principal amount at maturity of the 2024 Notes for 13,571,428 shares of the Company's common stock, no par value. The number of shares of common stock was determined by dividing $2.85 million, which reflected the parties' agreed upon discounted value of the 2024 Notes, by $0.21, which amount was agreed to by the parties in view of recent market prices for the Company's common stock. The issuance of the common stock in the exchange, which is expected to close on or before August 24, 2009, is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(9) and Section 4(2) thereof.

Upon consummation of the exchange, $3.1 million of the 2024 Notes will remain outstanding. This exchange furthers the Company's activities earlier this year related to retiring the 2024 Notes. In a series of transactions that occurred in February 2009, the Company retired $83.7 million in aggregate principal amount at maturity of the 2024 Notes.

"We are pleased to have retired an additional $14.3 million of our 2024 Notes on terms that we believe are favorable to all parties involved," said Jonathan Ornstein, Chairman and CEO of Mesa Air Group, Inc.

This press release contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

Mesa currently operates 142 aircraft with approximately 800 daily system departures to 108 cities, 38 states, the District of Columbia, Canada, and Mexico. Mesa operates as Delta Connection, US Airways Express and United Express under contractual agreements with Delta Air Lines, US Airways and United Airlines, respectively, and independently as Mesa Airlines and go!. In June 2006 Mesa launched inter-island Hawaiian service as go!. This operation links Honolulu to the neighbor island airports of Hilo, Kahului, Kona and Lihue. The Company, founded by Larry and Janie Risley in New Mexico in 1982, has approximately 3,700 employees and was awarded Regional Airline of the Year by Air Transport World magazine in 1992 and 2005.

Website: www.mesa-air.com

SOURCE: Mesa Air Group, Inc.

CONTACT:
Brian Gillman, Exec. VP & General Counsel of Mesa Air Group, Inc.,
+1-602-685-4052,
brian.gillman@mesa-air.com